UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.: N/A)

NORTH AMERICAN NICKEL INC.
(Name of Issuer)

COMMON STOCK - NO PAR VALUE PER SHARE
(Title of Class of Securities)

65704T
(CUSIP Number)

June 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons     Richard Mark

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable

3.     SEC Use Only:

4.     Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power:    1,350,000 shares(1)

6.     Shared Voting Power:   Nil shares

7.     Sole Dispositive Power:   1,350,000 shares(1)

8.     Shared Dispositive Power:   Nil shares(1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:   1,350,000 shares(1)

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not applicable

11.     Percent of Class Represented by Amount in Row (9): 5.2%(2)

12.     Type of Reporting Person (See Instructions):   IN

Notes:

(1) This figure consists of: (i) 675,000 shares of common stock, of which 575,000 shares are held of record by Richard Mark and 100,000 shares are held by Mr. Mark in trust for his minor child, Alayna Mark, and (ii) 675,000 shares of common stock issuable upon the exercise of an equivalent number of common stock purchase warrants, of which 575,000 warrants are held of record by Richard Mark and 100,000 warrants are held by Mr. Mark in trust for his minor child, Alayna Mark.

(2) Based on 25,441,730 shares of the Issuer's common stock issued and outstanding as of June 28, 2010.

ITEM 1(a).     Name of Issuer:

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

#208-828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9.

ITEM 2(a).    Name of Person Filing:

This statement is filed by Richard Mark, who is sometimes referred to herein as the "Reporting Person".

ITEM 2(b).      Address of Principal Business Office or, if none, Residence:

301-260 W. Esplanade
North Vancouver, BC V7M 3G7

ITEM 2(c).      Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 2(d).     Title of Class of Securities:

Common Stock, no par value per share.

ITEM 2(e).     CUSIP No.:

65704T

ITEM 3.

Not applicable. This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.      OWNERSHIP.

(a) Amount beneficially owned: 1,350,000 shares which consists of: (i) 675,000 shares of common stock, of which 575,000 shares are held of record by Richard Mark and 100,000 shares are held by Mr. Mark in trust for his minor child, Alayna Mark, and (ii) 675,000 shares of common stock issuable upon the exercise of an equivalent number of common stock purchase warrants, of which 575,000 warrants are held of record by Richard Mark and 100,000 warrants are held by Mr. Mark in trust for his minor child, Alayna Mark. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(b) Percent of class: 5.2%, based on 25,441,730 shares of the Issuer's common stock issued and outstanding as of June 28, 2010.

(c) Number of shares as to which such person has:

i.    Sole power to vote or to direct the vote: 1,350,000 shares.

ii.   Shared power to vote or to direct the vote: Nil shares.

iii.   Sole power to dispose or to direct the disposition of: 1,350,000 shares.

iv.   Shared power to dispose or to direct the disposition of: Nil shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:     CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2010.

/s/ Richard Mark_______________
RICHARD MARK